

June 2, 2009

Mr. Curtis J. Zamec, II
Chief Operating Officer
Fansteel Inc.
1746 Commerce Road
Creston, IA 50801

RE: **Form 8-K Item 4.01 filed May 15, 2009**
        Form 8-K Item 4.01 filed May 21, 2009
        File #1-8676

Dear Mr. Zamec:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. You filed a regular Form 8-K on May 21, 2009 as the amendment to the previous Form 8-K filed on May 15, 2009, instead of filing the appropriate Form 8-K/A. Please file a Form 8-K/A as the correct amendment so that investors can clearly understand the sequence of filings.

2. We note you filed a letter from your former accountants dated May 14, 2009 as an exhibit to your Form 8-K filed on May 21, 2009. Given that you originally filed your Form 8-K on May 15, 2009, it appears that this letter actually relates to your original filing. Since you made changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K/A.

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Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant